Exhibit 99.1

China Finance Online Reports Fourth Quarter and Full Year 2019 Unaudited Financial Results

BEIJING, May 28, 2020 /PRNewswire/ -- China Finance Online Co. Limited ("China Finance Online", or the "Company", "we", "us" or "our") (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter 2019 Financial Highlights

•	Net revenues were $8.7 million, compared with $8.1 million in the third quarter of 2019
•	Revenues from investment advisory increased by 62.5% year-over-year and revenue from institutional customers grew 38.3% year-over-year
•	Revenues from advertising grew 15.2% compared with that of the third quarter of 2019
•	Gross margin was 63.8%, up from 62.3% in the third quarter of 2019
•	Net loss attributable to China Finance Online was $3.4 million, compared with a net loss of $4.4 million in the fourth quarter of 2018 and a net loss of 2.1 million in the third quarter of 2019
•

The aggressive growth strategy of Lingxi Robo-Advisor ("Lingxi"), with a return of 5.13% and a drawdown rate of 2.38% in the fourth quarter, outperformed a gain of 4.99% and a drawdown rate of 4.52% in the Shanghai Composite Index.

Full Year 2019 Highlights

•	Net revenues were $35.5 million, compared with $45.5 million in 2018
•	Revenues from advertising increased by 13.6% year-over-year
•	Net loss attributable to China Finance Online for the full year was $11.3 million, compared with $20.0 million in 2018

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented, “We closed out the year by cutting the total loss for 2019 almost in half compared with 2018. Excluding one-time nonrecurring charges, our fourth quarter results also indicated a sequential improvement in net loss. As we further improve our operational efficiency, we are also actively seeking opportunities for us to capitalize on. Despite the volatility in the Hong Kong market in the third and fourth quarters of 2019, we managed to stabilize our blended gross margin by adjusting our revenue mix. We achieved that by increasing our investment advisory services and growing sales to institutional customers. With more retail investors who are seeking professional advice to navigate through the complex market, we have observed that our innovations in our stock research system over the years, are gaining traction in the marketplace. As more institutions are shifting to the wealth management business, sophisticated research tools like ours will play an increasingly important role for wealth advisors in helping their clients to formulate better financial planning.”

“On the user engagement front, we have made continuing efforts in the new media operation beginning in 2019. For example, we have opened and operated several accounts on Tik Tok, one of the most popular short video social platforms in China. We focus on the production and dissemination of high-quality financial and economic content in the form of small videos, which have attracted approximately 600,000 followers. Benefitting from the timely, professional, enriched and fact-based content coverage on the Chinese and global financial markets along with a diversified delivery mechanism, the influence of our website continues to grow, driving our annual advertising revenue to a new high for recent years. In addition to traditional advertising, we also expanded our offerings into enterprise value-added services in recent years. Along with the growing influence of our flagship website and the data and analyses available on our established database of public companies’ financial and operation records, we provide agency services to domestic Hong Kong and US-listed companies which need professional advisories on gaining market exposure of their business development updates, financial reporting and major corporate events. Through our various online channels and offline event planning and execution, our enterprise value-added services center around design and delivery of a well-crafted message to investors which enable our clients to reach out to a large and targeted audience base with our proprietary content and research.”

“Since the outbreak of COVID-19, many businesses and lives encountered unprecedented challenges. Many parts of our businesses were dealt different degrees of impact. Faced with these challenges, we remain confident that the wealth management sector presents a large unmet demand for professional services and technologically advanced products. We are committed to providing the best-in-class tools to empower advisors and investors to achieve their wealth management goals.” Mr. Zhao concluded.

Fourth Quarter 2019 Financial Results

Net revenues were $8.7 million, compared with $10.7 million during the fourth quarter of 2018 and $8.1 million during the third quarter of 2019. During the fourth quarter of 2019, revenues from financial services, the financial information and advisory business, and advertising services contributed 48%, 25% and 27% of the net revenues, respectively, compared with 53%, 19% and 28%, respectively, for the corresponding period in 2018.

Revenues from financial services were $4.1 million, compared with $5.7 million during the fourth quarter of 2018 and $3.6 million during the third quarter of 2019. The year-over-year decrease of revenues from financial services was mainly due to softer equity brokerage business that was affected by weaker investor confidence in the Hong Kong market.

Revenues from the financial information and advisory business were $2.2 million, compared with $2.0 million during the fourth quarter of 2018 and $2.4 million in the third quarter of 2019. Revenues from the financial information and advisory business were comprised of subscription services from individual and institutional customers and investment advisory services. During the fourth quarter, revenue from investment advisory increased by 62.5% year-over-year and revenue from institutional customers grew 38.3% year-over-year, mainly due to recovering investor confidence in the Chinese stock markets.

Revenues from advertising services were $2.4 million, compared with $3.0 million in the fourth quarter of 2018 and $2.0million in the third quarter of 2019.

Gross profit was $5.5 million, compared with $6.9 million in the fourth quarter of 2018 and $5.0 million in the third quarter of 2019. Gross margin in the fourth quarter of 2019 was 63.8%, compared with 65.1% in the fourth quarter of 2018 and 62.3% in the third quarter of 2019. The year-over-year and quarter-over-quarter changes in gross margin was mainly due to revenue mix changes in the fourth quarter of 2019, however the gross margin remained relatively stable.

General and administrative expenses were $4.7 million, compared with $4.9 million in the fourth quarter of 2018, and $2.3 million in the third quarter of 2019. The year-over-year decrease was mainly attributable to cost control measures and streamlined operations. The quarter-over-quarter increase was due to approximately $1.8 million of one-time nonrecurring charges including higher bad debt provision at the equity brokerage business.

Sales and marketing expenses were $3.1 million, compared with $4.4 million in the fourth quarter of 2018, and $2.8 million in the third quarter of 2019. The year-over-year decrease was mainly attributable to improved efficiency. The quarter-over-quarter increase was due to increasing expenses for marketing.

Research and development expenses were $1.8 million, compared with $2.9 million in the fourth quarter of 2018 and $2.2 million in the third quarter of 2019. The year-over-year and quarter-over-quarter decreases were mainly attributable to improved efficiency after consolidation of research and development teams throughout different business units. The Company continues to support the research and development in the fintech segment for the further development of its fintech capabilities.

Total operating expenses were $9.6 million, compared with $12.3 million in the fourth quarter of 2018, and $7.3 million in the third quarter of 2019. The year-over-year decrease was mainly due to improved efficiency and effective cost controls. The quarter-over-quarter increase was mainly due to bad debt provisions at the equity brokerage business.

Loss from operations was $4.1 million, compared with a loss from operations of $5.4 million in the fourth quarter of 2018 and a loss from operations of $2.3 million in the third quarter of 2019.

Net loss attributable to China Finance Online was $3.4 million, compared with a net loss of $4.4 million in the fourth quarter of 2018 and a net loss of $2.1 million in the third quarter of 2019. Excluding one-time nonrecurring charges, the net loss would have been approximately $1.9 million in the fourth quarter of 2019.

Fully diluted loss per American Depository Shares (“ADS”) attributable to China Finance Online was $0.15 for the fourth quarter of 2019, compared with fully diluted loss per ADS of $0.19 for the fourth quarter of 2018 and fully diluted loss per ADS of $0.09 for the third quarter of 2019. Basic and diluted weighted average numbers of ADSs for the fourth quarter of 2019 were 22.2 million, compared with basic and diluted weighted average number of ADSs of 22.8 million for the fourth quarter of 2018. Each ADS represented five ordinary shares of the Company as of December 31, 2019.

Full Year 2019 Financial Results

Net revenues for full year 2019 were $35.5 million, a decrease of 21.9% compared with $45.5 million for 2018.

Revenues from financial services for the full year 2019 were $16.3 million, a decrease of 29.2% compared with $23.1 million for 2018.

Revenues from the financial information and advisory business for the full year 2019 were $10.7 million, a decrease of 28.3% compared with $14.9 million for 2018.

Revenues from advertising for the full year 2019 were $8.3 million, an increase of 13.6% compared with $7.3 million for 2018.

Gross profit for the full year 2019 was $22.5 million, a decrease of 21.3% compared with $28.6 million in the full year 2018. Gross margin was 63.5% compared with 63.0% in 2018.

Net loss attributable to China Finance Online for the full year 2019 was $11.3 million, compared with $20.0 million in 2018.

Fully diluted loss per ADS attributable to China Finance Online was $0.49 for the full year 2019, compared with $0.88 in 2018. Basic and diluted weighted average numbers of ADSs for the full year 2019 were 22.9 million.

Recent Developments

•	Lingxi Robo-Advisor recorded strong performance in 2019

According to our proprietary asset allocation system, our Robo-Advisor product, Lingxi, provides Chinese retail investors with a wide array of investment combinations and personalized global asset allocations through Chinese domestic mutual funds. Since its inception, Lingxi established a solid track record of balancing performance and risk management. In 2019, the balanced investment strategy of Lingxi was among the best performing products in the marketplace whether from a return perspective or in a risk management aspect. All strategies of Lingxi produced an average accumulative return of 11.13% with the best performing investment strategy achieving an 18.52% return and all metrics including the Sharpe ratio, Calmar ratio and Sortino ratio were superior to the Shanghai Composite Index during the same period.

•	Awards and Letters of Appreciation from the Regulators and Peers

In 2019, the Company's media content department received a list of awards and letters of appreciation from the China Banking Association, China Banking and Insurance Regulatory Commission, Securities Investment Association and China Financial Futures Exchange for its outstanding media coverages on the Chinese banking industry and stock markets. These accolades are government endorsements of our efforts in promoting rational and long-term investment philosophies.

•	The Company recorded strong performance in various social media platforms in 2019

As the No. 1 financial board by Baidu Baijiahao, the No. 1 most popular financial news website in China by Sohu, and the most influential media of the year by Netease Finance, the Company has built a robust presence in large Chinese social media domains including over 3 million followers on Weibo, over 2.5 million followers on Toutiao, and 1.3 million followers on Baidu with accumulative reads of nearly 1.3 billion.

•	The company’s subsidiary Genius successfully passed CMMI level 3 certification.

On May 9th, 2020, the Company received email from the CMMI association to confirm our subsidiary, Shenzhen Genius Information Technology Co., Ltd. (the “Genius”), had successfully passed Capability Maturity Model Integration level 3 certification. The Capability Maturity Model Integration (CMMI) is a proven set of global best practices that drives business performance through building and benchmarking key capabilities. This certification exemplifies that our software development, project management, processing management and delivery quality are on par with mature global software companies.

Genius is mainly specialized in internet technologies and wealth management fintech. Genius’ mission is to provide financial institutions with high-quality financial data, a smart asset allocation system, wealth manager business development solutions, quantitative investment tool platform and event-driven market intelligence services. Genius leverages its artificial intelligence technology and professional investment research system to empower the growth of its wealth management sector.

Implementation of CMMI enables us to increase the quality of project management, improve R&D capability and productivity, and further optimize project operation processing and management. This certification not only significantly helps improve our product quality and customer satisfaction, but also enhances the credibility and competitiveness of Genius.

Conference Call Information

The Company's management will host an earnings conference call on May 28, 2020 at 8:00 p.m. U.S. Eastern Time (8:00 a.m. Beijing/Hong Kong Time on May 29, 2020). Dial-in details for the earnings conference call are as follows:

US: 1-844-744-3950
Hong Kong: 800-960-503
Mainland China Toll Free: 800-870-0260 or
Mainland China Toll: 400-810-5277
Meeting No.: 2517214465

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A recording of the call will be available on China Finance Online’s website under the investor relations section.

In addition, a live and archived webcast of the conference call will be available at https://edge.media-server.com/mmc/p/fcqbkmxt.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company's prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	liquidity and sources of funding, including our ability to continue operating as a going concern;
•	our prospect and our ability to attract new users;
•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;
•	our prospect on stabilization in cash attrition and improvement of our financial position;

•	our initiatives to address customers' demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, substantial doubt about our ability to continue as a going concern, the outbreak of COVID-19 or other health epidemics in China or globally, changing customer needs, regulatory environment and market conditions that we are subject to; the uncertain condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China's high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Furthermore, we have recurring losses from operations and inability to generate sufficient cash flow to meet our obligations and sustain our operations, and face uncertainty as to the operational impact of the COVID-19 outbreak, that raise substantial doubt about our ability to continue as a going concern. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online
+86-10-8336-3100
ir@jrj.com

Kevin Theiss

Awaken Advisors

(212) 521-4050

kevin@awakenlab.com

-- Tables Follow –

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Dec. 31, 2019	Dec. 31, 2018
Assets
Current assets:
Cash and cash equivalents	9,600	12,493
Prepaid expenses and other current assets	2,413	2,409
Trust bank balances held on behalf of customers	36,987	31,218
Accounts receivable - margin clients	13,452	17,751
Accounts receivable - others	12,382	7,102
Short-term investments	1,147	—
Total current assets	75,981	70,973
Property and equipment, net	4,272	4,459
Acquired intangible assets, net	75	85
Equity investments without readily determinable fair value	1,605	1,632
Equity method investment, net	767	779
Right-of-use assets	3,988	—
Rental deposits	770	964
Goodwill	108	108
Guarantee fund deposits	218	216
Deferred tax assets	1,381	1,473
Total assets	89,165	80,689

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $8,061 and $7,119 as of Dec. 31, 2019 and December 31, 2018, respectively)	8,855	8,127
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $5,068 and $3,846 as of Dec. 31, 2019 and December 31, 2018, respectively)	17,420	11,728
Amount due to customers for trust bank balances held on behalf of customers (including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,110 and $5,599 as of Dec. 31, 2019 and December 31, 2018, respectively)	36,987	31,218
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $185 and $189 as of Dec. 31, 2019 and December 31, 2018, respectively)	6,741	2,947
Lease liabilities, current (including lease liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,604 and nil as of December 31, 2019 and December 31, 2018, respectively)	2,243	—
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $44 and $(2) as of December 31, 2019 and December 31, 2018, respectively)	177	155
Total current liabilities	72,423	54,175
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and $(9) as of December 31, 2019 and December 31, 2018, respectively)	151	149
Deferred tax liabilities (including deferred tax liabilities of the consolidated variable interest entities without recourse to China Finance Online Co.Limited nil and $13 as of December 31, 2019 and December 31, 2018, respectively)	15	29
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $741 and nil as of December 31, 2019 and December 31, 2018, respectively)	1,448	—
Total liabilities	74,037	54,353
Total China Finance Online Co. Limited Shareholders' equity	25,156	35,446
Noncontrolling interests	(10,028)	(9,110)
Total liabilities and equity	89,165	80,689

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended			The year ended
	Dec. 31, 2019	Dec. 31, 2018	Sep.30, 2019	Dec. 31, 2019	Dec. 31, 2018
Net revenues	8,686	10,657	8,051	35,519	45,478
Cost of revenues	(3,148)	(3,723)	(3,036)	(12,974)	(16,842)
Gross profit	5,538	6,934	5,015	22,545	28,636
Operating expenses
General and administrative (including share-based compensation of $214, $315，$168, $978 and $1,829 respectively)	(4,698)	(4,936)	(2,290)	(12,186)	(14,254)
Product development (including share-based compensation of $24, $4, $8, $62 and $192, respectively)	(1,821)	(2,925)	(2,195)	(9,144)	(13,924)
Sales and marketing (including share-based compensation of $28, $22, $13, $74 and $219, respectively)	(3,119)	(4,442)	(2,816)	(13,364)	(22,066)
Total operating expenses	(9,638)	(12,303)	(7,301)	(34,694)	(50,244)
Loss from operations	(4,100)	(5,369)	(2,286)	(12,149)	(21,608)
Interest income	9	15	5	33	97
Interest expense	—	—	—	—	(1)
Exchange gain (loss), net	(143)	73	76	(134)	247
Loss on the interest sold and retained noncontrolling investment	—	(1,186)	—	(300)	(1,187)
Income (loss) from equity method investment	3	4	(1)	—	—
Other income (expense), net	(14)	553	79	23	34
Loss before income tax expenses	(4,245)	(5,910)	(2,127)	(12,527)	(22,418)
Income tax expense	357	6	(108)	(217)	(52)
Net loss	(3,888)	(5,904)	(2,235)	(12,744)	(22,470)
Less: Net loss attributable to the noncontrolling interest	(480)	(1,470)	(131)	(1,481)	(2,520)
Net loss attributable to China Finance Online Co. Limited	(3,408)	(4,434)	(2,104)	(11,263)	(19,950)
Other comprehensive income (loss), net of tax:
Changes in foreign currency translation adjustment	245	(93)	(189)	121	(362)
Net unrealized gain (loss) from short-term investments available-for-sale	—	4	2	12	(73)
Less: reclassification adjustment for net (gain) loss included in net income	—	(4)	(2)	(12)	73
Other comprehensive income (loss), net of tax	245	(93)	(189)	121	(362)
Comprehensive loss	(3,643)	(5,997)	(2,424)	(12,623)	(22,832)
Less: comprehensive loss attributable to noncontrolling interest	(480)	(1,470)	(131)	(1,481)	(2,520)
Comprehensive income (loss) attributable to China Finance Online Co. Limited	(3,163)	(4,527)	(2,293)	(11,142)	(20,312)
Net income (loss) per share attributable to China Finance Online Co. Limited
Basic and Diluted	(0.03)	(0.04)	(0.02)	(0.10)	(0.18)
Net income (loss) per ADS attributable to China Finance Online Co. Limited
Basic and Diluted	(0.15)	(0.19)	(0.09)	(0.49)	(0.88)
Weighted average ordinary shares
Basic and Diluted	111,060,781	113,912,936	115,060,781	114,687,282	113,883,030
Weighted average ADSs
Basic and Diluted	22,212,156	22,782,587	23,012,156	22,937,456	22,776,606